Exhibit 99.1

Ayr Wellness Announces 49th Florida Dispensary Opening in Clearwater

MIAMI, July 26, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announced the opening of its 49th Florida dispensary, located in Clearwater, a city northwest of Tampa Bay and St. Petersburg.

The new dispensary, located centrally in Pinellas County at 314 S Belcher Road, boasts 6,100+ sq. ft. of retail space. Product offerings include Ayr’s full line of concentrates, edibles, vapes, and a growing selection of high-quality flower, including Kynd whole premium flower and Later Days whole flower.

“The opening of our Clearwater store continues our rapid expansion in Florida, where we’ve opened 49 stores,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “Since acquiring Liberty Health Sciences in 2021, we prioritized opening stores in prime locations across the state in an effort to make high-quality cannabis more accessible to patients across Florida.”

In February 2021, Ayr purchased Florida-based Liberty Health Sciences (“LHS” or “Liberty”), which included a footprint of 31 dispensaries at closing. Since then, the Company has opened 18 additional locations. In addition to the newly opened Clearwater location, the Company has three other dispensaries in Pinellas County, the most densely populated county in Florida. Ayr is also in the process of relocating its Dania Beach dispensary, which is expected to re-open in the coming weeks.

In 2021, Ayr relocated its U.S. headquarters from New York City to Miami, underscoring the Company’s commitment to the region. Florida has more than 738,000 patients enrolled in its medical marijuana program as of July 22, 2022, per Florida OMMU. Florida’s cannabis market ranks fourth in the nation by total legal cannabis sales, per BDSA, and generated over $1.8 billion in medical cannabis revenue in 2021. BDSA expects Florida’s legal cannabis market to generate $3.4 billion per year by 2026.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com